SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Virage Logic Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

92763R104

(CUSIP Number)

Jean A.W. Schreurs

c/o NXP B.V.

High Tech Campus 60

5656 AG

Eindhoven, The Netherlands

+31-40-27-28686

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 2, 2010

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92763R104	Page 2 of 5 pages

1.	NAME OF REPORTING PERSON NXP B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS OO(1)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER -0-
8. SHARED VOTING POWER -0-
9. SOLE DISPOSITIVE POWER -0-
10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14.	TYPE OF REPORTING PERSON OO

(1)	See Item 3.

CUSIP No. 92763R104	Page 3 of 5 pages

1.	NAME OF REPORTING PERSON NXP Semiconductors N.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS OO(2)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

Number Of Shares Beneficially Owned By Each Reporting Person With	7. SOLE VOTING POWER -0-
8. SHARED VOTING POWER -0-
9. SOLE DISPOSITIVE POWER -0-
10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14.	TYPE OF REPORTING PERSON OO

(2)	See Item 3.

Page 4 of 5 pages

EXPLANATORY NOTE

The Reporting Persons are filing this Amendment No. 3 on Schedule 13D (this “Amendment No. 3”) to amend the Schedule 13D filed on November 24, 2009 (as amended by Amendment No. 1, filed with the Securities and Exchange Commission (the “SEC”) on August 13, 2010, Amendment No. 2, filed with SEC on August 30, 2010, and this Amendment No. 3, the “13D Filing”). Capitalized terms used herein, but not otherwise defined herein, shall have the meanings ascribed to such terms in the 13D Filing. Except as specifically amended and supplemented by this Amendment No. 3, the 13D Filing remains in full force and effect.

ITEM 4.	Purpose of Transaction

Item 4 of the 13D Filing is hereby amended by adding the following at the end thereof.

Pursuant to that certain Agreement and Plan of Merger dated as of June 9, 2010 (the “Merger Agreement”) by and among Synopsys, Inc., a Delaware corporation (“Synopsys”), Vortex Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Synopsys (“Merger Sub”) and the Issuer, Synopsys has acquired the Issuer through the merger of Merger Sub with and into the Issuer (the “Merger”) with the Issuer continuing as the surviving corporation and becoming a wholly owned subsidiary of Synopsys. As a result of the Merger, each share of Common Stock, including the Common Stock that is the subject of the 13D Filing, outstanding as of immediately prior to the effective time of the Merger was automatically cancelled and no longer deemed outstanding, and was converted into the right to receive $12.00 in cash, without interest, pursuant to the terms of the Merger Agreement. After giving effect to the Merger, no Reporting Person is a beneficial owner of any equity securities of the Company previously reported in the 13D Filing.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the 13D Filing is hereby amended and restated as follows:

After giving effect to the Merger, no Reporting Person is a beneficial owner of any equity securities of the Company previously reported in the 13D Filing.

Page 5 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2010	NXP B.V.

	By:	NXP Semiconductors N.V., its Director

	By:	/S/ RICHARD LYNN CLEMMER
	Name:	Richard Lynn Clemmer
	Title:	Chief Executive Officer

NXP SEMICONDUCTORS N.V.

	By:	/S/ RICHARD LYNN CLEMMER
	Name:	Richard Lynn Clemmer
	Title:	Chief Executive Officer